Exhibit 4.5

AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT is dated as of the 14th day of March, 2011 but shall have retroactive effect as of January 1, 2011 (the “Effective Date”).

BETWEEN:

SEASPAN SHIP MANAGEMENT LTD.

AND:

GERRY WANG

WHEREAS:

A.	The Executive has been employed by the Company since 2000 and is presently its Chief Executive Officer (“CEO”).

B.	Pursuant to an Executive Employment Agreement, effective as of August 8, 2005, as amended effective as of January 1, 2009 (as so amended, the “Prior Agreement”), the Executive agreed to serve as the CEO of the Company.

C.	The Company and the Executive desire to amend and restate the Prior Agreement in its entirety to read as provided herein.

NOW, THEREFORE in consideration of the terms and conditions set forth below, and other good and valuable consideration the receipt and sufficiency of which is acknowledged by the parties, the parties hereto agree to amend and restate the Prior Agreement as follows:

1.	DEFINITIONS

1.1	In this Agreement:

“Affiliate” means, with respect to any Person, any Person who owns or controls, is owned or controlled by, or is under common ownership or control with, such Person. As used in this definition, “control” or “controlled” means, with respect to any Person, the right to elect or appoint, directly or indirectly, a majority of the directors of such Person or a majority of the Persons who have the right, including any contractual right, to manage and direct the business, affairs and operations of such Person, or the possession of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract, or otherwise.

“Agreement” means this Amended and Restated Executive Employment Agreement between the Company and the Executive.

“Benefits” means insured benefit plans and other employee welfare benefits consistent with the policies of the Company customarily applicable to senior executives of the Company; provided, however, that Benefits shall exclude all bonus, retention, equity or equity related, retirement or similar benefit plans or benefits.

“Board” means the Board of Directors of the Company.

“Business” means the business of providing technical and management services to Container Vessels and any other lawful act or activity customarily conducted in conjunction therewith.

“CEO” means the Company’s Chief Executive Officer.

“Change of Control” means:

(a)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the Company’s assets;

(b)	an order made for, or the adoption by the Board of a plan of, liquidation or dissolution of the Company;

(c)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended) becomes the beneficial owner, directly or indirectly, of more than a majority of the Company’s voting securities, measured by voting power rather than number of shares;

(d)	if, at any time, the Company becomes insolvent, admits in writing its inability to pay its debts as they become due, commits an act of bankruptcy, is adjudged bankrupt or declares bankruptcy or makes an assignment for the benefit of creditors, or makes a proposal or similar action under the bankruptcy, insolvency or other similar laws of the Marshall Islands or any applicable jurisdiction or commences or consents to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction;

(e)	a change in directors after which a majority of the members of the Board are not Continuing Directors; or

(f)

the consolidation of the Company with, or the merger of the Company with or into, any “person”, or the consolidation of any “person” with, or the merger of any “person” (with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding common shares of the Company are converted into or exchanged for cash, securities or other property or receive a payment of cash, securities or other property, other than any such transaction where the Company’s voting stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee “person” constituting a majority of the outstanding shares of such voting stock of such surviving or transferee “person” immediately after giving effect to such issuance.

“Claims” means the claims described in Section 5.4.

“Company” means Seaspan Ship Management Ltd. or any successor to its business and/or assets as provided in Section 9.3.

“Confidential Information” has the meaning ascribed to such term in Section 6.3.

“Container Vessel” means an ocean-going vessel specifically constructed to transport containerized cargo.

“Container Vessel Business Acquisition” has the meaning provided in the Right of First Refusal Agreement.

“Continuing Directors” means, as of any date of determination, any member of the Board who either (i) was a member as of the Effective Date or (ii) was nominated for election or appointment to the Board with the approval of the majority of the members of the Board who either were members of the Board as of the Effective Date or whose nomination or election was previously so approved.

“Declined Investment Opportunity” has the meaning provided in the Non-Competition Agreement dated as of the date hereof among the Executive and the GC Entities.

“Disability” means the Executive has one or more illnesses or injuries that have rendered the Executive incapable (mentally, physically or otherwise) of substantially performing the Services on a full-time basis for a period of one hundred twenty (120) consecutive calendar days or a total of one hundred eighty (180) calendar days in any 12-month period, as determined by a physician mutually chosen by the parties.

“Disability Term” has the meaning ascribed to such term in Section 5.3(b).

“Effective Date” has the meaning ascribed to such term in the introductory statement.

“Employment Period” means the period from the Effective Date to the Termination Date.

“Entity” means any corporation, limited liability company, partnership, limited partnership, limited liability partnership, joint venture, trust, business trust, organization, firm, unincorporated association, estate or other legal entity.

“Executive” means Gerry Wang.

“GC Entities” means, collectively, Greater China Industrial Investments LLC and GC Intermodal.

“GC Intermodal” means Greater China Intermodal Investments LLC.

“Good Reason” means the occurrence of any of the following events without the written consent of the Executive:

(a)	any reduction in the Executive’s Salary under this Agreement;

(b)	any material breach by the Company of this Agreement;

(c)	the Executive being assigned duties and responsibilities materially inconsistent with those normally associated with his position or there being any material change in the Executive’s title or reporting hereunder, provided that any change contemplated in Section 2.2 will not be Good Reason;

(d)	the Company changes its purpose to include the conduct of business in addition to the Business (which shall exclude any investment by the Company in Greater China Investments);

(e)	the occurrence of a winding up, dissolution or liquidation of the Company;

(f)	the Company assigns this Agreement in violation of Section 9.3;

(g)	a Change of Control of the Company; or

(h)	a request by the Board to resign pursuant to Section 2.6;

provided that the Executive terminates his employment for Good Reason hereunder within one hundred twenty (120) days from the date that he has actual notice of such reduction, change, material breach, transfer or event.

“Greater China Investments” means (i) the GC Entities, (ii) each direct or indirect Subsidiary of the GC Entities, (iii) any other Person in which the GC Entities have made a direct or indirect Investment and (iv) the successor entities of (i), (ii) and (iii).

“Indemnitor” has the meaning ascribed to such term in Section 8.1.

“Investment” means any equity or debt investment made or committed to be made by the GC Entities or any of their Subsidiaries, except that payment of any general, administrative or other operating or formation expense of the GC Entities or any of their Subsidiaries (including through any investment in any such entity, to the extent so designated by the Transaction Committee) will not constitute an Investment.

“Just Cause” means conduct of the Executive that constitutes just cause to terminate the Executive’s employment without any notice or compensation in lieu of notice at common law, and represents the occurrence or existence of any of the following events:

(a)	the Executive’s gross negligence in performing the Services or the Executive’s willful, material failure to comply with any lawful directive of the Board, provided that written notice stating the basis for the termination is provided to the Executive and the Executive is given at least thirty (30) days to cure the neglect or conduct that is the basis of such claim and, if the Executive fails to cure such neglect or conduct (or such neglect or conduct is incurable), the Executive shall have an opportunity to be heard before the full Board (at which the Executive may be accompanied by counsel) and, after such hearing, there is a majority vote of all members of the Board (excluding the Executive) to terminate the Executive’s employment for Just Cause which vote is communicated to the Executive in writing;

(b)	the Executive’s willful, material breach of this Agreement, provided that written notice stating the basis for the termination is provided to the Executive and the Executive is given at least thirty (30) days to remedy the breach that is the basis of such claim and, if the Executive fails to remedy such breach (or such breach cannot be remedied), the Executive shall have an opportunity to be heard before the full Board (at which the Executive may be accompanied by counsel) and, after such hearing, there is a majority vote of all members of the Board (excluding the Executive) to terminate the Executive’s employment for Just Cause which vote is communicated to the Executive in writing;

(c)	the Executive having been convicted of, or having entered a guilty plea or settlement admitting guilt for, any crime, which commission, conviction, plea or settlement results in a Material Adverse Effect except where the Executive has been convicted of (or pleads nolo contendere to) a crime relating to environmental or shipping laws absent an intentional criminal act by the Executive; or

(d)	the Executive having been the subject of any order, judicial or administrative, obtained or issued by a securities commission, for, any securities violation involving fraud or other moral turpitude, which results in a Material Adverse Effect;

provided that the Company terminates the Executive’s employment within one hundred twenty (120) days from the date the Company has actual notice of such gross negligence, failure, breach, order or event.

“Material Adverse Effect” means a material consequential negative effect on the financial conditions or operations of the Company, or a materially injurious and continuing effect on the reputation of the Company.

“Passive Investments” means any investment by a Person in any Entity pursuant to which (i) such Person does not have the right or ability to (A) exercise control over such Entity, (B) appoint, elect or designate any director of any Entity (or other Person performing a similar function) in connection with such investment or (C) veto or block any material transaction effected by any Entity in which such investment is made (other than veto or blocking rights held by all holders of any class or series of equity or debt securities of such Entity, provided, that such Person does not own or control a majority of such class or series of equity or debt securities or hold a number of such securities sufficient to allow such Person to control any determination relating to any such veto or blocking right) and (ii) such Person in the aggregate, directly or beneficially, owns less than 20% of the voting stock or other equity interests then outstanding (whether voting or nonvoting) of such Entity. For the avoidance of doubt, an investment with respect to which (a) a Person or its Affiliate serves as a member of the Entity’s board of directors, board of managers or similar governing body (in each case, other than Permitted Service), or otherwise serves as a consultant or paid advisor to such Entity, or (b) a Person, together with its Affiliates, owns 20% or more of the voting stock or other equity interests then outstanding (whether voting or nonvoting) of such Entity, is not a Passive Investment for purposes of this Agreement.

“Permitted Service” means service as a member of the board of directors, board of managers or similar governing bodies of, Entities other than the Company and its Subsidiaries, (x) with respect to Entities whose business is outside the scope of the Business, and (y) with respect to Entities whose business is within the scope of the Business, subject to the prior approval of a majority of the Board.

“Person” means any individual or Entity.

“Prior Agreement” has the meaning ascribed to such term in the introductory statement.

“Rejected Investment” means an acquisition by Washington or its Affiliates of Washington Identified Vessels in connection with the exercise by Washington of its rights pursuant to Section 2(c) of the Right of First Refusal Agreement.

“Restricted Period” has the meaning ascribed to such term in Section 7.2(a).

“Restrictive Covenant Agreement” has the meaning ascribed to such term in Section 7.1.

“Right of First Refusal Agreement” means that certain Right of First Refusal Agreement, dated as of the date hereof, by and among the Company, GC Intermodal and Washington.

“ROFR Period” means the period beginning as of the date of this Agreement and ending on the earlier of (a) March 31, 2015, (b) the date on which GC Intermodal is dissolved or liquidated and (c) the date on which the Right of First Refusal Agreement is terminated pursuant to Section 5 thereof.

“Salary” has the meaning ascribed to such term in Section 4.1.

“SC” means Seaspan Corporation.

“Services” means those services set out in Section 2.2.

“SMSL” means Seaspan Management Services Ltd., a company formed under the laws of British Columbia, or any successor thereof.

“Subsidiary” means, with respect to any Person, any other Person more than fifty (50%) percent of the voting power of which is held, directly or indirectly, by such first Person and/or any of such first Person’s Subsidiaries, or over which such Person either directly or indirectly exercises Control (including (i) any limited partnership of which such first Person, directly or indirectly, is the general partner or otherwise has the power to direct or cause the direction of the management and policies thereof and (ii) any limited liability company of which such first Person, directly or indirectly, is the managing member or otherwise has the power to direct or cause the direction of the management and policies thereof).

“Term” has the meaning ascribed to such term in Section 3.1.

“Termination Date” means the effective date of the Executive’s termination of employment hereunder in accordance with Section 5.

“Transaction Committee” means, as applicable, the Transaction Committee of the Board of Managers of Greater China Industrial Investments LLC or GC Intermodal.

“Vacation” means the Executive’s entitlement to paid vacation during the Employment Period set out in Section 4.2(c).

“Washington” means Blue Water Commerce, LLC, a limited liability company formed under the laws of Montana.

“Washington Identified Vessels” has the meaning ascribed to such term in the Right of First Refusal Agreement.

2.	POSITION AND SERVICES

2.1	Employment by the Company

The Company will continue to employ the Executive, and the Executive will serve the Company during the Employment Period, on the terms and conditions set out herein.

2.2	Appointment as CEO of the Company

Subject to Section 2.5, during the Employment Period the Executive will hold the position of CEO of the Company and will have the powers and authorities customarily associated with such office, will perform the duties and responsibilities normally or usually associated with the position of CEO of the Company and will perform such other duties as may from time to time reasonably be delegated to the Executive by the Board (the “Services”) consistent with Section 2.4; provided, however, that the Board may appoint a President and/or Chief Operating Officer and delegate to such officers such duties and responsibilities as the Board determines. The Executive will perform the Services competently, efficiently and with due care and, except as provided in Sections 2.3 and 2.4 but subject to applicable fiduciary duties as an officer of the Company, the Executive will act in the best interest of the Company.

2.3	Acknowledgement of Status as CEO of SC and Other Services

The Company hereby acknowledges that the Executive also will hold the position of CEO of SC and may also serve in one or more of the following positions: director, manager, officer or employee of, or advisor or consultant to, Greater China Investments and/or Tiger Management Limited. The Company acknowledges that the Executive may invest and own or hold equity interests in SC, SMSL and its Subsidiaries, Greater China Investments and/or Tiger Management Limited and its Subsidiaries, and that such interests may be significant. The Company also acknowledges that (a) GC Intermodal and its Subsidiaries plan to engage in activities competitive with the activities of the Company and its Subsidiaries, including the Business and the investment in, and ownership and operation of, Container Vessels and (b) Tiger Management Limited and certain of its Subsidiaries intend to provide certain services to Greater China Investments in connection with the activities of Greater China Investments. Such activities shall not constitute a breach of this Agreement.

2.4	Devotion of Time

The Executive will devote such portion of his normal business time and attention to the Services as is reasonably necessary for the conduct thereof. The Company acknowledges that the amount of time the Executive will allocate among the respective businesses of the Company, SC or any controlled Affiliates thereof and Greater China Investments will vary from time to time depending on various circumstances and needs of such businesses.

2.5	Location of Offices

The Company maintains its principal executive offices at a location in the greater Vancouver, British Columbia metropolitan area. During the Employment Period, the Executive shall be based in either the greater Vancouver, British Columbia metropolitan area or the greater Hong Kong metropolitan area as required or permitted (upon the Executive’s request which may not be unreasonably denied) by the Company from time to time.

2.6	Resignation of Director Status

If at any time following the expiration or termination of the ROFR Period (but during the Employment Period) the Board requests that the Executive tender his resignation as a director of the Company, the Executive shall tender his resignation with immediate effect.

3.	TERM

3.1	Term

The term of the Executive’s employment pursuant to this Agreement shall be the period from the Effective Date through January 1, 2013 (the “Term”). Notwithstanding the foregoing, the parties may mutually agree to extend the Term beyond January 1, 2013.

3.2	Termination During Term

Notwithstanding any other provision contained in this Agreement, the employment of the Executive under this Agreement may be terminated in accordance with Section 5 at any time.

4.	COMPENSATION AND BENEFITS

4.1	Salary

During the Employment Period, the Company will pay to the Executive an annual salary of US$600,000 (the “Salary”), less appropriate deductions and withholdings, payable on not less than a monthly basis, in accordance with the Company’s customary payroll practices for executive salaries. The Board (or an appropriate committee thereof) will review the Salary from time to time during the Employment Period and may, in its sole discretion, increase the Salary. The Salary, as increased, may not be reduced without the written consent of the Executive.

4.2	Benefits

During the Employment Period:

(a)	the Company will provide parking, at no cost to the Executive, within reasonable proximity to the Company’s primary office location and the Executive will be responsible for any tax obligations arising from such parking;

(b)	the Company will make available to the Executive the Benefits, provided the Executive meets the eligibility requirements and other terms, conditions and restrictions of the Benefits; and

(c)	the Executive will be entitled to 5 weeks paid vacation, including any statutory annual leave, during each calendar year (the “Vacation”).

4.3	Expenses

(a)	The Company will reimburse the Executive for all reasonable business and entertainment expenses incurred by the Executive in connection with the performance of the Executive’s duties hereunder. The Executive will account for such expenses in accordance with the Company’s regular reimbursement procedures and practices in effect from time to time.

(b)	The Company will promptly reimburse the Executive for all of the Executive’s reasonable legal fees and expenses incurred in connection with the negotiation and documentation of this Agreement.

4.4	No Other Compensation

The Executive is not entitled to any other compensation in respect of the Services other than the compensation set out in Section 4.

4.5	Withholding

All payments and awards to the Executive pursuant to this Agreement shall be subject to appropriate deductions and withholdings for tax purposes.

5.	TERMINATION

5.1	Termination by the Company

The Company, in its sole discretion and at any time, may terminate the employment of the Executive:

(a)	immediately upon giving written notice for Just Cause; or

(b)	without Just Cause subject to providing the Executive with at least three months’ advance written notice of the Termination Date;

in which case the Executive will be entitled to Salary, Benefits and an amount equal to the Salary in lieu of outstanding Vacation entitlement payable up to the Termination Date, payable on or as soon as practicable following the Termination Date. During the notice period under paragraph (b) above, the Executive shall, unless otherwise requested by the Company, continue to provide Services consistent with Section 0 as directed by the Board. In the event a successor is appointed as CEO of the Company during the notice period, the notice period shall end automatically (and the Termination Date shall thereby be deemed to occur) and the Executive’s obligation to provide Services hereunder shall terminate. Notwithstanding the foregoing, the Executive may resign from employment with the Company for any reason with immediate effect and without prior notice upon the expiration of the ROFR Period. In such event, the Termination Date shall be the date the Executive delivers notice.

5.2	Termination by Executive

(a)	The Executive may resign from employment with the Company for Good Reason at any time with immediate effect; or

(b)	The Executive may resign from employment with the Company without Good Reason by providing to the Company at least three months’ advance written notice of resignation;

in which case the Executive will be entitled to Salary, Benefits and an amount equal to the Salary in lieu of outstanding Vacation entitlement payable up to the Termination Date, payable on or as soon as practicable following the Termination Date. During the notice period under paragraph (b) above, the Executive shall, unless otherwise requested by the Company, continue to provide Services consistent with Section 2 as directed by the Board. In the event a successor is appointed as CEO of the Company during the notice period, the notice period shall end automatically (and the Termination Date shall thereby be deemed to occur) and the Executive’s obligation to provide Services hereunder shall terminate.

5.3	Death and Disability

(a)	Death. If the Executive dies during the Employment Period, the employment of the Executive will terminate as of the date of death and the Company will pay forthwith to the estate of the Executive the Salary and Benefits through the date of death and an amount equal to the Salary in lieu of outstanding Vacation entitlement payable up to the Termination Date, payable on or as soon as practicable following the Termination Date.

(b)	Disability. If the Company terminates the Executive’s employment by reason of Disability, (i) the Executive will be entitled to Salary, Benefits and an amount equal to the Salary in lieu of outstanding Vacation entitlement payable up to the Termination Date and (ii) the Company will pay the Executive continued Salary payments for one (1) year from the Termination Date (the “Disability Term”) without setoff, deduction (other than applicable deductions and withholding for taxes) or any other reduction or claim whatsoever. The Executive will also continue to participate in the Benefits during the Disability Term, subject to the terms and conditions of the Benefits plans without setoff, deduction (other than applicable deductions and withholding for taxes), or any other reduction or claim whatsoever.

5.4	Termination of Obligations

In the event of termination of the employment of the Executive by the Company, by the Executive, by expiration of the Term or otherwise, all obligations of the Company to the Executive pursuant to this Agreement will terminate except as specifically set forth in this Section 5 and the Company will have no further obligation or liability for any claim, action or demand, whether at common law or under any legislation from time to time applicable and in force or otherwise for damages or loss sustained by the Executive arising out of the employment of the Executive by the Company or the termination or cessation of that employment (collectively, “Claims”). Immediately following payment of any amounts payable pursuant to this Section 5, the Executive shall execute and deliver to the Company a valid and binding release (in form and substance reasonably satisfactory to the Company) of any and all Claims that the Executive then has or may have against the Company, its Affiliates and representatives, other than the Executive’s rights under this Agreement.

6.	CONFLICTS OF INTEREST, CONFIDENTIALITY, AND DEFENSE OF CLAIMS

6.1	Conflicts of Interest

During the Employment Period the Executive will promptly disclose to the Board any conflict of interest involving the Executive, upon the Executive becoming aware of such conflict, it being understood and agreed that the Executive’s activities on behalf of or in connection with SC, SMSL and its Subsidiaries, Tiger Management Limited and its Subsidiaries and Greater China Investments shall be deemed not to constitute a conflict of interest for this purpose. The Company agrees that Executive shall have no obligation to disclose to the Company or its

Affiliates any confidential information of Greater China Investments or of Tiger Management Limited and its Subsidiaries.

6.2	Confidentiality

The Executive acknowledges that in the course of carrying out, performing and fulfilling the Executive’s obligations to the Company, the Executive will have access to and be entrusted with Confidential Information of the Company, and that the disclosure of such information (to competitors, suppliers or clients of the Company, to the general public or otherwise) would be detrimental to the best interests of the Company. All Confidential Information, and every portion thereof, constitutes the valuable property of the Company, its customers, or third parties. The Executive further acknowledges the importance of maintaining the security and confidentiality of the Confidential Information. Upon termination of the Employment Period and upon the Company’s request from time to time thereafter, the Executive will return any Confidential Information then in his possession to the Company except that the Executive shall be entitled to retain:

(a)	papers and other materials of a personal nature, including but not limited to, photographs, correspondence, personal diaries, calendars and Rolodexes, personal files and phone books,

(b)	information showing the Executive’s compensation or relating to reimbursement of expenses,

(c)	information that the Executive reasonably believes may be needed for tax purposes,

(d)	copies of plans or programs relating to the Executive’s employment, or termination thereof, with the Company, and

(e)	minutes, presentation materials and personal notes from any meeting of the Board, or any committee thereof, while the Executive was a member of the Board (provided the Executive keeps such Board materials and personal notes relating to the Board or committee meetings confidential in accordance with this Section 6).

If the Executive retains any of the documents upon the termination of the Employment Period (or upon any subsequent request by the Company as set forth above) set out in (a) to (e) above, the Executive will provide a copy of such document to the Company.

6.3	Confidential Information

(a)

For the purpose of this Agreement “Confidential Information” means confidential information or data about the Company and its business, affairs and operations, including, without limitation, (i) trade secrets, know-how, processes, drawings, formulas, standards, product specifications, marketing plans and techniques, strategic plans, cost figures, assets, all client or customer information (including without limitation their names, preferences, financial information, physical and e-mail addresses and contact numbers), all systems hardware and software applications, all software/systems source and object codes, data, documentation, program files, flow charts, financial and operational information, and all operational procedures of the Company and (ii) the proceedings and deliberations of the Company’s Board and its committees; provided, however, that information that the Executive transmits to Greater China Investments pursuant to the Right of First Refusal Agreement and that relates to Container Investment Opportunities or Container Vessel Business Acquisitions (and not to the Company, SC’s ability to exercise its rights under the Right of First Refusal Agreement with respect to such Container Investment Opportunities or Container Vessel Business Acquisitions, or the Board’s proceedings or deliberations with respect to such Container Investment Opportunities or Container Vessel Business Acquisitions) shall not be deemed Confidential Information.

(b)	All Confidential Information provided to the Executive is subject to this Agreement whether provided directly to the Executive or not and whether inadvertently disclosed to the Executive or not.

(c)	Despite Section 6.3(a), Confidential Information does not include information which the Executive can prove is information which is in the public domain at the date of disclosure to the Executive, or which thereafter enters the public domain, in each case through no fault of the Executive provided that any combination of information that is Confidential Information will not be included within the exception merely because individual parts of the information were within the public domain unless the combination itself was in the public domain.

6.4	Restriction

(a)	Except as may be expressly required in the course of carrying out the Executive’s duties and obligations under this Agreement, the Executive will (i) keep the Confidential Information and all documentation and information relating thereto strictly confidential, and (ii) not disclose any Confidential Information to any Person or use or exploit, directly or indirectly, any Confidential Information (x) for any purpose other than the proper purposes of the Company or (y) in any manner detrimental to the Company, in each case, either during the Employment Period or at any time thereafter.

(b)	Despite Section 6.4(a), if the Executive is requested or required by any law, regulation or rule, or any legal, regulatory or administrative process to disclose any Confidential Information, the Executive shall promptly, if legally permitted, notify the Company in writing of such request or requirement so that the Company may seek an appropriate protective order or other relief. The Executive will not oppose any effort by the Company to resist or narrow such request or to seek a protective order or other appropriate remedy. In any case, the Executive will:

(i)	disclose only that portion of the Confidential Information that, according to the advice of his counsel, he is legally compelled or otherwise required to disclose;

(ii)	use his reasonable efforts (at the expense of the Company) to obtain assurances that such Confidential Information will be treated confidentially; and

(iii)	if legally permitted, notify the Company in writing as soon as reasonably practicable of the Confidential Information so disclosed.

6.5	Defense of Claims

The Executive will, during the Employment Period and for a period of twenty four (24) months after the Termination Date, upon request from the Company, cooperate with the Company and its Affiliates in the defense of any claims or actions that may be made by or against the Company or any of its Affiliates that relate to the Services, except if the Executive’s reasonable interests are adverse to the Company or its Affiliates in such claim or action. The Company will pay the Executive reasonable compensation for his time expended at a rate per diem therefore no less than the Salary per diem to meet his obligations hereunder and pay or reimburse the Executive for all of the Executive’s reasonable travel and other direct expenses incurred or to be reasonably incurred, to comply with the Executive’s obligations under this Section, against appropriate documentation of such expenses.

7.	RESTRICTIVE COVENANTS

7.1	Restrictive Covenant Agreement

Effective as of the date of this Agreement, that certain Restrictive Covenant Agreement, effective as of August 8, 2005, among SC, the Company and the Executive (the “Restrictive Covenant Agreement”) shall be terminated and the Executive and the Company agree that they shall have no further rights or obligations thereunder.

7.2	Restrictive Covenants

(a)	Subject to Section 7.2(b), during the Employment Period and (i) in the case of a termination of the Executive’s employment for Just Cause, for a period of three months following the Termination Date, and (ii) in the case of a termination of the Executive’s employment without Just Cause or a resignation by the Executive without Good Reason, for the period, if any, from the Termination Date to the date three months following the delivery of written notice of termination or resignation, as the case may be (such period being the “Restricted Period”), the Executive shall be prohibited from, directly or indirectly, engaging in the Business and from acquiring or investing in any business involved in the Business.

(b)	Notwithstanding anything set forth in Section 7.2(a), during the Restricted Period the Executive may directly or indirectly through an Affiliate:

(i)	make or hold any Passive Investments;

(ii)	invest in an entity that derives less than 10% of its revenue from the Business;

(iii)	invest in and provide services (as a director, manager, officer or employee of, or advisor or consultant) to Greater China Investments and, to the extent Executive has historically provided such services thereto, to Tiger Management Limited and its Subsidiaries;

(iv)	provide services to SC or its Subsidiaries;

(v)	invest in a Declined Investment Opportunity and provide services to any Entity formed in connection with a Declined Investment Opportunity;

(vi)	provide Permitted Services; and

(vii)	provide services to Washington and its Affiliates in connection with a Rejected Investment.

8.	INDEMNIFICATION AND INSURANCE

8.1	Indemnity

The Company will indemnify, defend and hold harmless the Executive to the fullest extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities, joint or several, expenses of any nature (including reasonable legal fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the Executive may be involved, or threatened to be involved as a party or otherwise, relating to the performance or non-performance of any act concerning the activities of the Company if the Executive acted in good faith and the Executive’s conduct did not constitute gross negligence, willful misconduct or knowing violation of law in any material respect. Expenses (including reasonable legal fees and disbursements) incurred by the Executive in defending a proceeding will be secured, advanced or paid by the Company or necessary retainers will be funded in advance as required (in such capacity, the “Indemnitor”) in advance of the final disposition and throughout the currency of such proceeding, as incurred, including any appeal therefrom, upon receipt of an undertaking satisfactory to the Indemnitor by or on behalf of the Executive to repay such amount in the event of a final determination that the Executive is not entitled to be indemnified by the Indemnitor. Any indemnification provided hereunder will be satisfied solely out of the assets of the Indemnitor as an expense of the Indemnitor.

8.2	Directors’ and Officers’ Liability Insurance

The Company shall purchase and maintain insurance that the Company reasonably determines to be adequate in respect of liabilities of the types described in Section 8.1, which insurance will cover the Executive in his capacity as a director and officer of the Company.

9.	GENERAL PROVISIONS

9.1	Enforceability and Severability

It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement is adjudicated to be invalid or unenforceable, such provision will be deemed amended to delete therefrom the portion thus adjudicated as invalid or unenforceable, such deletion to apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made.

9.2	Remedies

In the event of a breach or threatened breach by the Executive of the provisions of Section 6 or 7, the Company will be entitled to an injunction restraining the Executive from such breach. Nothing contained herein will be construed as prohibiting the Company from pursuing any other remedies available at law or equity for such breach or threatened breach of this Agreement nor limiting the amount of damages recoverable in the event of a breach or threatened breach by the Executive of the provisions of Section 6 or 7. Without limiting the generality of the foregoing, the Executive acknowledges that, in the event of a breach or threatened breach by him of any of the provisions of Section 6 or 7, the damages of the Company may exceed the amount paid to the Executive pursuant to this Agreement.

9.3	Assignment and Benefit

The Executive will not assign or transfer this Agreement or any rights or obligations hereunder without the prior written consent of the Company. This Agreement will inure to the benefit of and be enforceable by the Executive’s successors and legal representatives and the Company and its successors and permitted assigns. The Company may not assign this Agreement or any of its rights or obligations under this Agreement without the written consent of the Executive (which shall not be unreasonably withheld or delayed); provided, however, that in connection with a Change of Control, the Company may assign this Agreement to the successor Entity in the Change of Control transaction; provided, further, that no such consent of Executive shall be required in connection with any acquisition of the Company by SC or any of its controlled Affiliates. Notwithstanding the forgoing, if (a) pursuant to Section 2.5, the Executive transfers his primary location to the greater Hong Kong metropolitan area and (b) such assignment will not result in increased costs or expenses to the Company or its controlled Affiliates, the Company shall assign this Agreement to SMSL.

9.4	Entire Agreement

This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements or understandings, whether oral or written and whether express or implied, between the parties hereto, including, without limitation, the Restrictive Covenant Agreement. The Executive acknowledges and agrees that any prior agreements or representations, whether oral or written and whether express or implied, between the Executive and the Company, are hereby terminated and the Executive has no rights or entitlements under or arising from any such prior agreements or representations against the Company.

9.5	Notices

All notices, requests and other communications to any party hereunder will be in writing and sufficient if delivered personally or by commercial delivery service or sent by fax (with confirmation of receipt) or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to the Company, at:

200 Granville Street, Suite 2600

Vancouver, B.C., Canada V6C 1S4

Fax: (604) 638 2595

Attention: Corporate Secretary

With a copy to:

Blake, Cassels & Graydon LLP

595 Burrard Street

P.O. Box 49314

Suite 2600, Three Bentall Centre

Vancouver BC V7X 1L3

Canada

Fax: (604) 631-3309

Attention: George Burke

If to the Executive, at:

Gerry Wang

Seaspan Ship Management Limited

200 Granville Street, Suite 2600

Vancouver, B.C., Canada V6C 1S4

Fax: (604) 638 2595

With a copy to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Fax: (646) 848-8150

Attention: John J. Cannon

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. Each such notice, request or communication will be deemed to have been given when received or, if given by mail, when delivered at the address specified in this Section or on the fifth business day following the date on which such communication is posted, whichever occurs first.

9.6	Amendments and Waivers

No modification, amendment or waiver of any provision of, or consent required by, this Agreement, nor any consent to any departure herefrom, will be effective unless it is in writing and signed by the parties hereto. Such modification, amendment, waiver or consent will be effective only in the specific instance and for the purpose for which given.

9.7	Headings

Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

9.8	Counterparts

This Agreement may be executed in counterparts, and each such counterpart hereof will be deemed to be an original instrument, but all such counterparts together will constitute but one agreement.

9.9	United States Dollars

All dollar amounts referred to herein will be in lawful currency of the United States.

9.10	Governing Law

This Agreement and its application and interpretation will be governed exclusively by the laws of British Columbia and the laws of Canada applicable in British Columbia.

9.11	Attornment

(a)

The Executive and the Company each irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Supreme Court of British Columbia, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees that any claim in respect of any such action or proceeding shall be heard and determined in British Columbia, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to venue of any such action or proceeding in British Columbia, (iv) waives the defense of an inconvenient forum to the maintenance of such action or proceeding in British Columbia and (v) agrees that it will not bring any action relating to this Agreement of the transactions contemplated hereby in any court other than the aforesaid courts. The Executive and the Company each agrees that a final judgment in any such action or proceeding, as to which available appeals have been exhausted or no appeals have been filed within the time set by law, will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. The Executive and the Company each irrevocably consents to service of process in the manner provided for giving notices in Section 9.5. Nothing in this Agreement will affect the right of the Executive or the Company to serve process in any other manner permitted by law.

(b)	TO THE FULLEST EXTENT PERMITTED BY LAW, EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE PROVISION OF SERVICES CONTEMPLATED HEREBY.

9.12	Independent Legal Advice

The Executive hereby acknowledges that the Executive has had the opportunity to obtain independent legal advice regarding this Agreement.

9.13	Survival

Wherever appropriate to the intentions of the parties to this Agreement, the respective rights and obligations of the parties, including but not limited to Sections 5, 6, 7, 8, and 9 will survive the Termination Date and will continue in full force and effect.

9.14	Collection and Use of Personal Information

The Executive acknowledges that the Company will collect, use and disclose health and other personal information for employment and business related purposes. The Executive consents to the Company collecting, using and disclosing health and other personal information of the Executive for employment and business related purposes in accordance with the privacy policy of the Company.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first set forth above.

SEASPAN SHIP MANAGEMENT LTD.

Per:	/s/ Kyle R. Washington
Authorized Signatory

[Signature Page to Employment Agreement with SSML]

GERRY WANG

/s/ Gerry Wang
Gerry Wang

[Signature Page to Employment Agreement with SSML]